JAMES S. BYRD, P.A.

ATTORNEYS AT LAW

301 E. PINE ST., STE. 850

ORLANDO, FL. 32801

(407) 567-7993

April 9, 2018

Mr. Christopher Dunham, Staff Attorney

Ms. Erin Martin, Special Counsel, Office of Financial Services

Via email and Edgar filing: dunhamc@sec.gov

Re: Legion Capital Corporation Form 1-A filing

File# 024-10638

Dear Mr. Dunham and Ms. Martin,

This firm represents Legion Capital Corporation in the referenced matter, and we are hereby supplementing our letter to you dated March 16, 2018 in the above referenced matter.

This is to advise you that Legion has consummated the acquisition of 100% of the shares of stock in the PricePoint transaction discussed in our March 16 response letter and amended filing. That company is now a wholly owned and wholly managed subsidiary of Legion Capital.  Although, as our response letter indicated, we believe that all of the assets are commercial transactions and not securities for purposes of ICA analysis, we wanted to advise you of this change with regard to that one asset.

Sincerely yours,

James S. Byrd, Jr.